P.E. 2/1/02

02014524

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Of the Securities Exchange Act of 1934

For the month of February, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

CANADA LIFE FINANCIAL CORPORATION

ANNUAL INFORMATION FORM

February 11, 2002

This Annual Information Form (AIF) is intended to provide background information that is essential to an understanding of the nature of Canada Life Financial Corporation (CLF) and its operations. CLF and its subsidiaries, including The Canada Life Assurance Company (CLA), are referred to herein as "the Company". All financial information included in this AIF is prepared on a Canadian GAAP basis in Canadian dollars, unless otherwise stated.

Documents and Information Incorporated by Reference

Documents and information filed with applicable securities regulators in Canada and incorporated by reference in this AIF include the Consolidated Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2001.

This AIF may contain forward-looking statements about strategies and expected financial results. Statements that are predictive in nature, depend upon or refer to future events or conditions or include words such as "expects," "anticipates," "plans," "believes," "estimates" and similar expressions constitute forward-looking statements. In addition, any statements that may be made concerning future financial performance (including future revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company actions, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about the future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. Such statements are not guarantees of future performance and the Company has no specific intentions to update those statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from these indicated in the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

CORPORATE STRUCTURE

Name and Incorporation

CLF was incorporated on June 21, 1999 for the purpose of becoming the parent holding company of CLA following CLA's conversion from a mutual life insurance company to a stock life insurance company on November 4, 1999. Currently, the only business of CLF is the holding of all of the common shares of CLA through which the Company conducts all of its activities. CLA is Canada's oldest domestic life insurer. CLA was established on August 21, 1847 and was incorporated on April 25, 1849. In 1962, CLA became a mutual life insurance company governed by the predecessor to the *Insurance Companies Act (Canada)*. On April 1, 1994, CLA amalgamated with its wholly-owned subsidiary, New York Life Insurance Company of Canada and on July 1, 1999, CLA amalgamated with its wholly-owned subsidiary, Crown Life Insurance Company of Canada.

CLF and CLA are both life insurance companies governed by the *Insurance Companies Act (Canada)*. The head office for both CLA and CLF is located at 330 University Avenue, Toronto, Ontario, Canada M5G 1R8. The Company has divisional head offices in Toronto, Ontario, Canada; Potters Bar, Hertfordshire, England; Atlanta, Georgia, United States; and Blackrock, Dublin, Republic of Ireland. Each of CLF and CLA are a reporting issuer or its equivalent in each of the provinces and territories of Canada.

Inter-corporate Relationships

The following chart illustrates the corporate relationships among the issuer and its subsidiaries as at December 31, 2001:

Subsidiary Name	Location of Continuance
The Canada Life Assurance Company	**Toronto, Canada**
Canada Life Capital Corporation Inc. *(formerly 3605744 Canada Inc.)*	Toronto, Canada
Canada Life International Holdings Limited	Hamilton, Bermuda
Canada Life Irish Holding Company Limited	Dublin, Republic of Ireland
Canada Life Management Services Limited	Dublin, Republic of Ireland
Canada Life Assurance (Ireland) Limited	Dublin, Republic of Ireland
F.S.D. Investments Limited	Dublin, Republic of Ireland
Canada Life Pension and Annuities (Ireland) Limited	Dublin, Republic of Ireland
Setanta Asset Management Limited	Dublin, Republic of Ireland
Canada Life Assurance Europe Limited	Dublin, Republic of Ireland
CLAI Limited	Dublin, Republic of Ireland
The Canada Life Assurance Company of Ireland Limited	Dublin, Republic of Ireland
Canada Life International Re Ltd.	Dublin, Republic of Ireland
Canada Life Insurance Company of Puerto Rico, Inc.	San Juan, Puerto Rico
The Canada Life Group (U.K.) Limited	Potters Bar, U.K.
Copia Investors Limited *(formerly Canada Life Asset Management Limited)*	Potters Bar, U.K.
Canada Life Trustee Services (U.K.) Limited	Potters Bar, U.K.
Copia Property Limited *(formerly Arch Fund Management Limited)*	Potters Bar, U.K.
Canada Life Limited	Potters Bar, U.K.
Canada Life (U.K) Limited	Potters Bar, U.K.
Albany Life Assurance Company Limited	Potters Bar, U.K.
Canada Life Management (U.K.) Limited	Potters Bar, U.K.
Canada Life International Limited	Castletown, Isle of Man
Canada Life Services (U.K.) Limited	Potters Bar, U.K.
Canada Life Fund Managers (U.K.) Limited	Potters Bar, U.K.
Canada Life Pension Managers & Trustees Limited	Potters Bar, U.K.
Canada Life Group Services (U.K.) Limited	Potters Bar, U.K.
Canada Life Holdings (U.K.) Limited.	Potters Bar, U.K.

Subsidiary Name	Location of Continuance
Canada Life Irish Operations Limited	Potters Bar, U.K.
Canada Life Ireland Holdings Limited	Potters Bar, U.K.
Canada Life Brasil LTDA.	Rio de Janeiro, Brazil
Canada Life Pactual Previdência e Seguros S.A.	Rio de Janeiro, Brazil
Canada Life Insurance Company of New York	Ardsley, United States
Canada Life Insurance Company of America	Atlanta, United States
Canada Life of America Financial Services Inc.	Atlanta, United States
CL Capital Management Inc.	Atlanta, United States
Canada Life Financial Distribution Services Inc.	Montreal, Canada
Kanetix Ltd. (98%)	Toronto, Canada
Canada Life Securities Inc.	Toronto, Canada
Canada Life Mortgage Services Ltd.	Toronto, Canada
Classco Benefit Services Limited	Toronto, Canada
587443 Ontario Inc. *(formerly Canada Life Capital Corporation Inc.)*	Toronto, Canada
Canada Life Securing Corporation Inc.	Toronto, Canada
Pelican Food Services Limited	Toronto, Canada
Adason Properties Limited	Toronto, Canada
Adason Realty Ltd.	Toronto, Canada
Canadian Worksite Marketing Group Inc.	Toronto, Canada

Notes

(1) The Company indirectly owns 100% of the voting shares of each subsidiary through CLA, unless otherwise noted.

(2) Laketon Investment Management Ltd. is an associated company that is 40% owned by the Company.

(3) CLA controls 100% of the Variable Rate Cumulative Preferred Series A and 100% of the 9% Junior Preferred Series A shares of Canada Life Mortgage Services Ltd.; 100% of the Non-Redeemable Junior Preferred shares of Adason Properties Limited; 100% of the Redeemable Preferred shares of Canada Life Insurance Company of America; 100% of the 9% Redeemable Non-cumulative Preference shares of Canada Life Management (U.K.) Limited; and 100% of the Preferred shares of Canada Life Pactual Previdência e Seguros S.A.

GENERAL DEVELOPMENT OF THE BUSINESS

Overview

The Company is a diversified international company offering a wide range of protection and wealth management products to individuals and groups, principally in Canada, the United Kingdom, the United States and the Republic of Ireland. The Company also provides accident and health and life reinsurance operating principally in the United States. At December 31, 2001, the Company ranked as the fourth largest Canadian life insurance company based on consolidated premiums, premium equivalents and new deposits as well as total general fund, segregated funds and other assets under administration.

Acquisitions and Disposals

The Company has pursued a strategy of growth through a combination of acquisitions and organic growth. The more significant acquisitions and disposals over the past three years include the following:

- On January 1, 1999, the Company acquired, through various reinsurance contracts, most of the business of Crown Life Insurance Company and the shares of Crown Life Insurance Company of Canada consisting of total general and segregated funds assets of $5.7 billion and substantially completed the integration of that business in 2000. This acquisition added business across several divisions and has facilitated greater economies of scale notably within the Canadian operations.

- In July 1999, the International operation acquired, through its wholly-owned subsidiary Canada Life of Brasil LTDA., a 70% equity interest in Canada Life Pactual Previdência e Seguros S.A., a small Brazilian insurance and pension company and increased that interest to 100% during 2001.

- On December 31, 2000, the Company purchased the group savings business of a Canadian chartered bank, increasing other assets under administration by $5.2 billion, adding to the Company's wealth management business in Canada.

- Also during 2000, the Company acquired, through assumption reinsurance, Confederation Life Insurance Company's Canadian payout annuity business, adding general fund assets of $717 million.

- Effective December 31, 2000, the Company sold its general insurance subsidiary, Canada Life Casualty Insurance Company, exiting the general insurance business in Canada.

NARRATIVE DESCRIPTION OF THE BUSINESS

Business Overview

The Company's operations are broadly organized along geographic market lines. Business is conducted through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland and through a globally oriented International and Reinsurance Division.

Each operating division focuses on its defined market, with local responsibility for product development, marketing, distribution and pricing functions. Each division is required to meet corporate-wide strategic, business growth and expense objectives and to adhere to corporate risk management policies and guidelines. Supported by CLA's financial strength, experience in investment management and financial controls, the Company believes its local market focus allows it to identify customer needs and market opportunities and then to implement strategies to fulfil them effectively.

The Company distributes its products through local distribution networks designed to suit the conditions in each geographic market. Depending on the market in each country, these distribution networks may include independent agents, career agents, brokers, Independent Financial Advisors ("IFAs"), salaried group sales representatives, consulting firms, stockbrokers, financial institutions and direct distribution to customers through the Internet.

Management believes the Company's diversification of products, geographic markets and distribution channels reduces its exposure to fluctuations in any one market and, thereby, enhances the Company's financial strength and flexibility.

The Company's investment operations oversee the management of invested assets. These operations are comprised of investment management groups in Toronto, London and Dublin and are responsible for management of the Company's invested assets across all business units. The North American investment management group in Toronto is responsible for developing investment policy for worldwide operations and for managing the North American based assets. Investment management personnel in London and Dublin directly manage the U.K. and Irish investment operations respectively, to capitalize on the asset selection and management expertise within these local markets.

As at December 31, 2001, the Company had 6,679 employees.

Overview of Competitive Conditions in the Principal Markets in which the Company Operates

Canadian Division

The Canadian Division offers a wide range of protection and wealth management products and related services through three distinct business units: individual life and health insurance, group life and health insurance, and investments and pensions. For the year ended December 31, 2001, this Division generated 47% of the Company's premiums, premium equivalents and new deposits and contributed $161 million to shareholders' net income.

Canada has one of the most concentrated life insurance markets in the world, in which concentration has increased over the last couple of years. Canada Life is the fifth largest life insurance company in Canada based on general fund premiums and segregated fund deposits for the year ended, December 31, 2000.

Our individual life insurance products rank seventh in Canada as measured by year-to-date new business sales at September 30, 2001. Our group life and health operations were sixth overall in Canada as measured by total life, health and ASO premium equivalents for 2000.

Demographic changes in the Canadian market suggest strong growth opportunities for the wealth management business, which is consistent with the Company's strategic focus on this business segment. The Division is the largest provider of defined contribution plan administration in Canada as measured by assets at June 30, 2001. In payout annuities, the Division ranked third in Canada with 18.8% market share based on year-to-date combined individual and group premiums at September 30, 2001.

U.K. Division

The U.K. Division offers a wide range of protection and wealth management products and related services in three main businesses: individual life and health insurance, group life and health insurance, and wealth management and retirement protection. For the year ended December 31, 2001, this Division generated 27% of the Company's premiums, premium equivalents and new deposits and contributed $122 million to shareholders' net income.

The U.K. market is the largest for life insurance in Europe, is the third biggest life insurance market in the world and is one of the fastest growing life insurance markets for protection and wealth management products. These opportunities have resulted in a large number of international and domestic based competitors operating in the United Kingdom.

Canada Life is in the top 30 of life insurance companies operating in the United Kingdom, as measured by assets under administration as at December 31,1999 (subsequently adjusted to reflect industry consolidation). The U.K. Division holds strong positions in several niche areas. In group protection business, the U.K. Division ranks among the top 10 of life insurance companies operating in the United Kingdom with 9% of that market as at December 31, 2000. In the wealth management business, the U.K. Division is a top provider of offshore investment products into the U.K. with a 13% market share as at December 31, 2000. In the retirement business, it is a top 10 payout annuity provider based on industry data as at December 31, 2000.

The Division is organized around its two major distribution channels, IFAs and career agents (referred to as "financial consultants"). The U.K. Division has been steadily investing in its IFA channel and now 85% of all new business emanates from this channel. The principal product sales through this channel are single premium investment products (mainly offshore), payout annuities, individual protection and term insurance. The U.K. Division sells most of its group protection business through specialist IFAs, such as employee benefit consultants. Financial consultants sell mainly income protection, endowments, pensions and individual savings accounts.

A re-shaping of the regulatory environment is being considered by the United Kingdom regulator and a consultative document has been issued to the industry. It is likely that the current polarised environment will be replaced by a new regime towards the end of this year and the Company is currently investigating the strategic implications.

U.S. Division

The U.S. Division offers a wide range of protection and wealth management products and related services. It is organized into two operational areas that market (i) group life insurance, disability income insurance and other group protection products, and (ii) individual life insurance and savings and investment products. The U.S. Division's core strategy is focused on enhancing its protection business. For the year ended December 31, 2001, this Division generated 16% of the Company's premiums, premium equivalents and new deposits and contributed $87 million to shareholders' net income.

The Company's U.S. Division operates in a large, competitive and highly fragmented market. Based on 1999 industry data, life insurance companies in the United States competed for over $1,000 billion of life, health and annuity premiums, with the largest company having just over a 5% market share. In addition, certain of the Division's products compete with similar products offered by banks, mutual funds, and other companies outside the insurance industry. Over the last 10 years, the industry has undergone significant consolidation, and management believes this consolidation trend will continue.

Irish Division

The Irish Division offers a wide range of protection and wealth management products in the Republic of Ireland and Germany. Asset management services are also offered through the Division's subsidiary, Setanta Asset Management Limited. For the year ended December 31, 2001, this Division generated 7% of the Company's premiums, premium equivalents and new deposits and contributed $34 million to shareholders' net income.

The life insurance market in the Republic of Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Irish Division is the fifth largest life insurance operation in the Republic of Ireland as measured by new business market share.

In 2000, the Irish Division launched Canada Life Assurance Europe Limited to sell wealth management and protection products in Germany. With a population of 80 million, Germany is the largest country in Europe and offers significant growth opportunity. European Union directives on life insurance, together with the favourable tax rates available in the Republic of Ireland for international financial services, provide opportunities for business growth in this area.

Other International Operations

Through the Company's International operation, the Company operates in other jurisdictions, including Brazil, Hong Kong, Macau, Puerto Rico, Bermuda and the Bahamas. The Company has recently focused on business expansion in Brazil and Puerto Rico, which are viewed as strong emerging markets.

Reinsurance Operations

With the acquisition of Crown Life business in 1999, the Company assumed a reinsurance operation marketing life, accident and health and financial reinsurance. Since then, the Company has concentrated much of its efforts on life reinsurance and has stopped writing certain types of accident and health reinsurance business, focusing more narrowly on certain product lines.

Within the accident and health reinsurance business, the Company has provided catastrophe reinsurance coverage to various insurance entities on a non-proportional excess-of-loss basis. The risks underlying the catastrophe reinsurance coverage include life insurance, accidental death and life and health insurance associated with worker's compensation. The results of this business were significantly impacted in 2001 by the effect of claims arising from the terrorist attack of September 11, 2001 in the United States for which the Company has recorded an $85 million provision, net of reinsurance recoveries, the Company's catastrophe protection and tax for the year ended December 31, 2001.

The majority of the Company's catastrophe business was underwritten by a particular managing general underwriter (MGU), which accepted catastrophe risks on behalf of the Company and others through a reinsurance facility. The Company acted as the fronting reinsurer for this MGU and in this capacity assumed 100% of each risk bound during 2000 and 2001. The Company then retroceded the majority of the risk to the other participants in the MGU's facility on a quota share basis. Excluding the Company, the MGU's facility had five quota share participants in 2000 and four quota share participants in 2001. The maximum amount of catastrophe reinsurance coverage that the MGU was authorized to provide was US$30 million per occurrence, per underlying risk program. The MGU held catastrophe coverage protection for the benefit of the Company and the facility members for both the 2000 and 2001 underwriting years, which will respond to a portion of the losses arising from such years.

The Company also provided catastrophe reinsurance coverage that was not underwritten by the MGU. The Company's exposure for any one such underlying risk program was a maximum of US$2 million per occurrence. In the majority of these contracts, the Company's maximum exposure was less than the US$2 million.

During 2001, the Company held global catastrophe coverage of up to $100 million in order to protect itself from losses in excess of $10 million arising from any one occurrence, including losses arising from its participation in the MGU's facility.

The Company notified the MGU in August 2001 that it would not be renewing its contract with them for the 2002 year. Shortly after September 11, the Company and the MGU, on the Company's behalf, ceased providing new catastrophe reinsurance coverage. The existing catastrophe reinsurance coverage will run off over time. Relative to the coverage in place at September 11, 2001, the Company and the MGU's combined catastrophe reinsurance coverage will reduce by approximately 42% at January 1, 2002, an additional 40% by July 1, 2002 and a further 15% by January 1, 2003.

REGULATORY OVERVIEW

As an insurance company, CLF is subject to regulation and supervision of its protection and wealth management businesses by government authorities in the jurisdictions in which it conducts business. The jurisdictions in which the Company carries on its protection business have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy, investment activities, restrictions on the declaration and payment of dividends on shares and the licensing of agents and products.

Both CLF and CLA are governed by the *Insurance Companies Act (Canada)*, (ICA). This Act is administered by the Office of the Superintendent of Financial Institutions, Canada, which is charged with the responsibility of overseeing the Company's solvency and corporate governance. The Company's business is also subject to provincial laws and regulations. Until January 1, 2002, no one individual or entity was permitted to acquire beneficial ownership of 10% or more of any class of shares of an insurance company regulated by the ICA. Since that date, with the permission of the Federal Minister of Finance an individual or entity may acquire beneficial ownership of 10% or more of any class of shares of a recently demutualized mid-sized insurer such as CLF.

In the United States, the Company's business is primarily regulated by each of the states in which it conducts business, with Michigan being its state of entry. In the United Kingdom, the Company is subject to national regulation, primarily by the Financial Services Authority. In the Republic of Ireland, the primary regulator is the Central Bank. The Company is regularly engaged in discussions with these various regulatory authorities on issues that arise from time to time in its ongoing business activities.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following summary financial information has been derived from the Consolidated Financial Statements of the Company as at and for the three most recent financial years ended December 31, 2001 and should be read in conjunction with Management's Discussion and Analysis and the Consolidated Financial Statements.

	As at or for the year ended December 31		
(in millions of Canadian dollars except per share amounts)	**2001**	2000	1999
Summary Consolidated Statements of Net Income			
Premiums	**$ 5,358**	$ 4,676	$ 4,821
Net investment income	**2,241**	2,306	2,321
Fee and other income	**465**	479	393
Total revenues	**8,064**	7,461	7,535
Total expenditures	**7,548**	6,890	7,049
Net income before the following:	**516**	571	486
Income taxes	**153**	195	128
Goodwill expense	**25**	24	38
Net income	**338**	352	320
Participating policyholders' net loss	**(4)**	(4)	(1)
Shareholders' net income	**$ 342**	$ 356	$ 321[1]
Earnings per share (basic and diluted)	**$ 2.13**	$ 2.22	$ 2.00[1]
Dividends per common share	**$ 0.52**	$ 0.48	N/A[1]
Summary Consolidated Balance Sheets			
General fund assets	**$ 34,951**	$ 32,736	$ 30,728
Actuarial liabilities	**$ 27,169**	$ 25,481	$ 23,721
Net deferred gains	**1,491**	1,543	1,326
Other liabilities	**2,318**	2,226	2,254
	$ 30,978	$ 29,250	$ 27,301
Subordinated debentures	**550**	550	550
Equity	**3,423**	2,936	2,877
Total general fund liabilities and equity	**$ 34,951**	$ 32,736	$ 30,728
Assets under administration			
General fund assets	**$ 34,951**	$ 32,736	$ 30,728
Segregated funds assets	**22,090**	22,383	21,875
Other assets under administration[2]	**8,384**	8,138	2,652
Total	**$ 65,425**	$ 63,257	$ 55,255

Notes:

(1) *The Company demutualized on November 4, 1999 and, consequently, net income for 1999 is reported on a pro forma basis. For the purposes of calculating 1999 basic earnings per share, the demutualization is assumed to have occurred on January 1, 1999. It was assumed the common shares outstanding as at December 31, 1999 were issued on January 1, 1999.*

(2) *Includes defined contribution plans, group RSP plans, profit sharing plans and stock plans acquired from a Canadian chartered bank effective December 31, 2000 and other administered accounts.*

The financial information for 2000 has been restated for changes in actuarial standards and accounting policy introduced in 2001 and as described in notes 2 and 3 to the Consolidated Financial Statements. Information for 1999 has not been restated for these changes.

SHAREHOLDER DIVIDENDS

CLF pays quarterly dividends to the shareholders from shareholders' equity in a range that is similar to those paid by North American public life insurance companies. This practice is reviewed from time to time based upon and subject to CLF's earnings, financial requirements and general economic circumstances.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis, which has been filed with each securities regulator in Canada, and provides further information about the Company, its operations and financial results and position, is incorporated by reference in this AIF.

MARKET FOR SECURITIES

The outstanding Common Shares of CLF are listed and posted for trading on the Toronto Stock Exchange (TSE) under the ticker symbol "CL" and on the New York Stock Exchange under the ticker symbol "CLU". The outstanding Non-Cumulative Preferred Shares Series B of CLF are listed and posted for trading on the TSE under the ticker symbol "CL.PR.B"

DIRECTORS AND SENIOR MANAGEMENT

As at December 31, 2001, the following are the names, principal occupations, and municipalities of residence of the Company's Directors and Senior Management.

Directors[1][3]	**Principal Occupation**	**Municipality of Residence**	**Current Term Expires**	**Committees[4]**
D. A. Nield	Chairman, President and Chief Executive Officer, CLF and CLA	Toronto, Canada	2004	—
J. C. Alfano	President and Chief Executive Officer, Stelco Inc.	Ancaster, Canada	2002	CR, P
G. S. Bain	President and Vice-Chancellor, The Queen's University of Belfast	Belfast, N. Ireland	2002	CG, HR
A. A. Bruneau	Chairman, Fortis Inc.	St. John's, Canada	2002	A, CR
J. R. Hall	Corporate Director, Former Chairman and Chief Executive Officer, Ashland Oil Inc.	Lexington, U.S.	2002	HR
M. L. Hepher	Chairman and Chief Executive Officer, TeleCity plc.	Weybridge, England	2002	CR
M. Jérôme-Forget	Member of the Quebec National Assembly, Riding of Marguerite-Bourgeoys	Montreal, Canada	2003	A, CR
D. W. Kerr	President and Chief Executive Officer, Noranda Inc.	Toronto, Canada	2004	HR
D. W. Lay	Corporate Director	Toronto, Canada	2003	A, P
H. H. MacKay	Chairman, MacPherson Leslie & Tyerman	Regina, Canada	2002	CG, P
D. E. McGarry	Chief Marketing Officer, Xerox Corporation	New York, U.S.	2003	A, CG
C. E. Ritchie	Corporate Director, Former Chairman of the Board and Chief Executive Officer, The Bank of Nova Scotia	Toronto, Canada	2003	HR
T. I. Ronald	Corporate Director, Former Vice-Chairman, Canadian Imperial Bank of Commerce	Toronto, Canada	2003	A, HR
A. R. A. Scace	Partner, McCarthy Tétrault LLP, Former Chairman, McCarthy Tétrault LLP	Toronto, Canada	2003	CG, HR
J. D. Wetmore	Vice-President, ibm.com, Americas	Toronto, Canada	2002	CG

Senior Management [1]	Principal Occupation	Municipality of Residence
D. A. Nield	Chairman, President and Chief Executive Officer	Toronto, Canada
W. L. Acton	Executive Vice-President	Toronto, Canada
T. J. Barry [2]	Managing Director, Irish Division	Sutton, Republic of Ireland
D. Barsoski	Vice-President and Director, Human Resources	Toronto, Canada
R. E. Beettam [2]	Vice-President and Director, U.S. Division	Atlanta, U.S.A.
A. D. Brands	Vice President and General Counsel	Toronto, Canada
D. J. Cohen[2]	Vice-President and Chief Information Officer	Toronto, Canada
P. G. Crowley	Executive Vice-President and Chief Financial Officer	Oakville, Canada
D. A. Gallagher[2]	Vice-President and Director, Individual Investments and Pensions, Canadian Division	Toronto, Canada
I. Gilmour [2]	Vice-President and General Manager, United Kingdom	Brookmans Park, U.K.
J.A. Gilmour [2]	Vice-President and Director, International and Reinsurance Division	Toronto, Canada
R. W. Linden	Secretary and Chief Compliance Officer	Toronto, Canada
D. A. Loney	Vice-President and Chief Actuary	Toronto, Canada
R.W. Morrison	Vice-President and Chief Investment Officer	Toronto, Canada
R. M. Smithen	Executive Vice-President	Toronto, Canada

Notes:

(1) To the best of CLF's knowledge, no disclosure with respect to the matters set out in Sections 8.2-8.5 of Form 44-101F1 AIF) of National Instrument 44-101 is required except that M. L. Hepher was a non-executive director of Professional Asset Management Ltd., a corporation incorporated in the United Kingdom, when it was placed into liquidation on October 31, 2000.

(2) Senior Management of CLA only. All other individual members are Senior Management of both CLF and CLA. All Directors of the Board of Directors represent both CLF and CLA.

(3) With the exception of H. H. MacKay and J. D. Wetmore who became Directors on February 8, 2000 and May 2, 2001, respectively, all Directors of CLF have been Directors since August 1999 (CLF was incorporated June 1999).

(4) Directors serve on the specified committee(s) of the Board. Committees: A – Audit and Risk Management; CG – Corporate Governance; CR – Conduct Review; HR – Human Resources; and P – Pension.

Each of the preceding Senior Management and Directors have been engaged for more than five years in his or her present position or in other capacities with the Company except:

- Michael L. Hepher, who prior to 2001 was a Corporate Director and in 2001 his principal occupation became the Chairman and Chief Executive Officer, TeleCity plc.
- David W. Lay, who prior to 1999, was Deputy Chairman and Director of First Place Tower Inc.
- Diane E. McGarry, who prior to 2001 held other positions at Xerox Corporation. From 2000 to 2001, as Chief of Staff, Office of the President and COO; in 2000, as President, North American General Markets Operations; from 1998 to 2000, as Corporate Vice-President, Vice-President and General Manager, Color Solutions Business Unit; and from 1993 to 1998, as Chairman, President and Chief Executive Officer, Xerox Canada Ltd.
- Effective February 15, 2000, Patrick Crowley was appointed Executive Vice-President and Chief Financial Officer. Prior to the appointment, from 1999 to 2000, Mr. Crowley was Executive Vice-President and Chief Financial Officer of Molson Inc.; from 1997 to 1999, Mr. Crowley was Executive Vice-President and Chief Financial Officer of Abitibi-Consolidated Inc.; and from 1995 to 1997, Mr. Crowley was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc.
- Effective February 15, 2000, Robert Smithen, formerly Executive Vice-President and Chief Financial Officer, assumed the position of Executive Vice-President.

- Effective March 1, 2001, Doron J. Cohen was appointed Vice-President and Chief Information Officer of CLA. Prior to the appointment, Mr. Cohen was a Research Director with the Gartner Group and prior to that Chief Information Officer of Trans Canada Pipelines Limited.
- Effective March 1, 2001, Andrew D. Brands was appointed Vice-President and General Counsel. Prior to the appointment, Mr. Brands was a Senior Partner with Smith Lyons.
- Effective March 1, 2001, Roy W. Linden, formerly Vice-President, General Counsel and Secretary assumed the position of Secretary and Chief Compliance Officer.
- Effective May 2, 2001, John D. Wetmore, President, ibm.com, Americas, was elected to the Board of Directors. From January 1997 to April 2001, Mr. Wetmore was President and Chief Executive Officer of IBM Canada Ltd; from January 1995 to December 1996, President and Chief Executive Officer of ISM Canada (an IBM subsidiary).
- Effective May 14, 2001, Don A. Gallagher, formerly Managing Director, Irish Division, was appointed to the position of Vice-President and Director, Individual Investments and Pensions, Canadian Division of CLA.
- Effective May 14, 2001, Tom J. Barry, formerly Executive Director, Financial Consultancy Division, was appointed to the position of Managing Director, Irish Division of CLA.

Shareholdings of Directors and Senior Management

The number of common shares held by CLF's senior management and directors as at December 31, 2001, represented less than 1% of the total number of outstanding shares of CLF.

ADDITIONAL INFORMATION

Upon request to the Secretary of CLF at its registered office, 330 University Avenue, Toronto, Ontario M5G 1R8, Canada, CLF will provide any person with a copy of:

(i) This AIF together with any document or part thereof incorporated by reference into this AIF ;
(ii) the Proxy Circular dated February 22, 2001, which contains additional information concerning the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and options to purchase securities;
(iii) the audited financial statements of CLF for the year ended December 31, 2001, which contains additional financial information for the year then ended;
(iv) any unaudited interim financial statements of CLF subsequent to December 31, 2001, and
(v) any other documents that are incorporated by reference into a preliminary short-term prospectus or short-form prospectus filed in respect of a distribution of securities of CLF.

A copy of any of these documents may be obtained without charge at any time when a preliminary short-form prospectus has been filed in respect of a distribution of any securities of CLF or any securities of CLF are in the course of a distribution pursuant to a short-form prospectus. At any other time, any document referred to in (i), (ii) or (iii) above may be obtained by security holders of CLF without charge and by any other person upon payment of a reasonable charge.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 12th day of February, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: ______________________

Investor Relations, Vice-President